FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2005

(Santiago, Chile, August 10th, 2005) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended June 30th, 2005. All figures are expressed in Chilean pesos as of June 30th, 2005. US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$579.00) and UF1.00=Ch$17,489.25 as of June 30, 2005.

  Highlights

    The Company recorded a net income of Ch$8,392 million for the first half of 2005, a 72.7% increase compared to the Ch$4,860 million of the same period of 2004.

    Net income for the second quarter 2005 was Ch$4,495 million, a 45.0% higher than the Ch$3,100 millions for the second quarter 2004.

    Revenues for the first half increased 12.8% reaching Ch$186,636. Total volume sales increased by 2.1%. Increase for the second quarter was of 10,9% compared to the second quarter 2004.

    Operating income for the first half 2005 was Ch$14,863 million, a 2.7% higher than the figure of 2004. For the 2Q05, operating income decreased 10,6% with respect to 2Q04.

    As of June 30, 2005, bank debt reduction of 6.9%, and bond debt reduction of 11.3% compared to amounts as of June 30, 2004.

    2. Consolidated Income Statement Highlights (Exhibits 1 & 2)

    Net Income Net income before taxes in 2Q05 amounted to Ch$5,285 million, an improvement compared to Ch$2,516 million obtained last year. The Company's net income after taxes in 2Q05 amounted to Ch$4,495 million, a 45% increase from the Ch$3,100 million of a year ago.

    Revenues Revenues in 2Q05 totaled Ch$98,342 million, a 10.9% increase compared to the same period of last year. That is basically consequence of higher selling prices (as a result of an increase in most of Madeco's raw material prices) and an increase in the sales volume of Wire & Cable business unit.

    Gross Income Gross income amounted to Ch$13,818 million, a 1.7% decrease with respect to the Ch$14,059 million from last year. This drop can be explained basically by a weaker performance in the Brass Mills and Flexible Packaging business units, compensated by a rise in the Wire and Cable (+35.2% increase in gross income) unit. Gross margin decreases 1.8 percentage points to 14.1% in 2Q05.

    Operating Income Operating income amounted to Ch$7,437 million, a 10.6% decrease compared to Ch$8,323 million from last year. That is consequence of the 1.8% decrease in the gross income and the increase of 11.2% in SG&A expenses.

    Non-Operating Results The Company's non-operating loss in 2Q05 amounted to Ch$2,152 million, a 62.9% decrease compared to the loss of Ch$5,807 million reported in the second quarter of 2004. This can be explained first by an increase of Ch$3,045 million in the price-level restatement account, and a decrease of Ch$397 million in financial expenses.

    The better price-level restatement result is mainly a consequence of the effect of the appreciation of the Brazilian currency "real" over Ficap, Madeco's subsidiary in Brazil.

    The decrease in financial expenses is mostly a result of a decrease in debt outstanding, a better interest rate obtained with the issue of Series D bonds (which were used to pay Series A bonds), and the effect of the appreciation of the Chilean "peso" over Madeco's debt denominated in US dollars.

    Income Tax During the 2Q05 the Company recorded an income tax of Ch$638 million. During the 2Q04 Madeco received Ch$752 million of net tax recoveries. The difference is mainly explained by less tax recoveries from Madeco Chile in 2Q05, and a higher income tax paid by Indeco (the Peruvian subsidiary of Madeco).

    Minority Interest The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa, Indeco and Indalum. The Company's minority interest loss in 2Q05 totaled Ch$152 million compared to Ch$167 million in 2Q04.

    3. Operating Income by Business Unit (Exhibits 3 to 6)

    Wire & Cable Revenues in 2Q05 amounted to Ch$58,831 million, of which Ch$8,571 million come from sales of copper rod sales and the remaining Ch$50,260 million from wire and cable products. The 24.2% increase in the wire and cable sales was mainly due to a rise in sales from the four countries where the Company maintains operations, thanks to higher volumen sales and an increase in selling prices (basically due an increase in copper prices).

    COGS amounted to Ch$49,699 million in 2Q05, a 22.4% increase compared to the Ch$40,613 million recorded last year. That was a result of the Company's higher volume sales, 13.8%, and the higher prices of its main raw materials.

    SG&A expenses totaled Ch$2,965 million in 2Q04 and Ch$3,623 million in 2Q05. This increase is mainly related to the increase in selling expenses due to higher volume sales.

    Operating income amounted to Ch$5,509 million in 2Q05 versus Ch$3,791 million in 2Q04. The operating margin increased from 8,0% in 2Q04 to 9,4% in 2Q05.

    Brass Mills Revenues in 2Q05 amounted to Ch$20,455 million, a -5.0% decrease compared to Ch$21,530 million from the previous year. The revenue decrease is related to lower volume sales of 5.7%, which were partially offset by an increase in average prices reflecting raw material price increases. In Chile, volume sales went 6.9% down as a result of lower export sales. In Argentina, volume sale increased 10.7% due to the Company's commercial efforts to regain market share. In addition, volume sales of coin blank decreased 69.1%.

    COGS totaled Ch$18,944 million in 2Q05 a 5,2% increase compared to the Ch$18,017 million of 2Q04. This increase was mainly due to higher raw material prices and the effect of the appreciation of the Chilean peso against the US dollar.

    SG&A expenses were Ch$1,149 million in 2Q05 a 14.8% increase versus the Ch$1,001 million from last year.

    Operating income totaled Ch$362 million, recording a 85.6% decrease with respect to the Ch$2,512 million of 2Q04. That was fundamentally a consequence of lower margins in Chile because of competitive pressures from local producers and from imports. Operating margin decreased from 11.7% to 1.8%.

    Flexible Packaging Revenues in 2Q05 reached Ch$11,632 million, a -4.0% decrease compared to last year's Ch$12,120 million. Volume sales from Madeco's operations in Argentina increased by 7.3%, from 1,210 tons in 2Q04 to 1,298 tons in 2Q05. In Chile, volume sales decreased by 16.5%, from 2,976 tons to 2,554 tons. This was mainly due to client rationalization undertaken to improve client mix.

    COGS increased 1.0% to Ch$10,055 million from Ch$9,954 million in 2Q04, mainly due to higher prices of raw material.

    SG&A expenses totaled Ch$848 million in 2Q05, a -8.1% decrease versus last year's Ch$923 million. That decrease is basically a result of the end of operations of the subsidiary Alufoil by the end of 2004.

    Operating income decreased 41.4%, from Ch$1,243 million in 2Q04 to Ch$729 million in 2Q05. That is consequence of a decrease of 37.4% in the gross income as a result of the combined effect of higher raw material prices, lower volume sales (mainly due to client razionalitation) and little opportunity to pass through price increases. Operating margin fell 4.0 percentage points, from 10.3% to 6.3%.

    Aluminum Profiles Net sales in 2Q05 were Ch$7,424 million, a -2.7% decrease versus Ch$7,627 million from last year. That is a result of lower sales of aluminum scrap. Sales of aluminum profiles, which represent nearly more than 85% of this business unit mix sales, increased both in terms of volume and value.

    Total sales volume increased by 2.9%, from 2,748 tons in 2Q04 to 2,828 tons in 2Q05.

    COGS totaled Ch$5,825 million in 2Q05 a -3.0% drop versus the same period of last year, due mainly to productivity improvements, which were partially offset by higher aluminum prices.

    SG&A expenses amounted to Ch$761 million in 2Q05, a -10.2% decline versus the previous year (Ch$847 million). This decrease is a result of lower provision for uncollectibles and the end of operations of the subsidiary Distribuidora Boliviana Indalum S.A.

    Operating income totaled Ch$838 million in 2Q05 and Ch$776 million in 2Q04. Operating margin increased 1.1 percentage points from 10.2% to 11.3%. This increase is basically consequence of the lower SG&A expenses.

    4. Balance Sheet (Exhibit 7)

Assets Total assets of the Company as of June 30, 2005, amounted to Ch$366,398 million, an 0.4% increase.

Current Assets

Amounted to Ch$169,767 million a 14.7% increase versus June 2004. The increased current assets reflects higher inventories (+Ch$12,600 million) and higher accounts receivable (+Ch$6,572 million), as a result of increased commercial activity and higher raw material prices compared to 2004. The aforementioned was partially offset by a drop in time deposits and marketable securities (-Ch$1,366million).

Fixed Assets

Totaled Ch$156,126 million in June 2005, a 7.9% drop versus the same period of last year, as a consequence of the Chilean peso appreciation.

Other Assets

Amounted to Ch$40,505 million in June 2005, a -14.7% decline versus June 2004. The other assets reduction includes the decline in the value of investments in foreign companies as a consequence of the Chilean peso appreciation.

Liabilities Total liabilities of the Company as of June 30, 2005 were Ch$183,872 million, an -2.1% decrease versus the same period from the previous year.

Bank Debt

Totaled Ch$94,213 million, a decline of about 6.9% versus June 2004. This decrease reflects the voluntary prepayment on March 4, 2005 of US$5 million of the syndicated loan of Madeco Chile, offset by higher liabilities of Madeco's subsidiaries, primarily Brazil and Peru. The appreciation of the Chilean peso also contributed to the decrease of debt denominated in US dollars.

Bonds

Bond debt was Ch$29,652 million as of June 2005, a decrease of 11.3% compared to Ch$33,418 million as of June 2004.

Shareholders' Equity Total Shareholders' Equity for the Company was Ch$171,968 million as of June 2005, a 3.5% increase versus June 2004.

Paid-in Capital

Amounted to Ch$200,478 million as of June 2005 compared to Ch$194,587 million recorded in June 2004. On July 1st, 2004, the Company sold a total of 138,956,755 shares and on October 29, 2004, 182,147,724 shares related to compensation plans were subscribed and paid. As a result, Madeco received Ch$10,068 million (Ch$5,780 million registered in paid-in capital and Ch$4,289 million in share-premium).

Share-Premium

Increased from Ch$34,583 million in June 2004 to Ch$38,843 million in 2005.

Other Reserves

Decreased from Ch$30,621 million in June 2004 to Ch$14,099 million in June 2005 due to the appreciation of the Chilean peso and other currencies against the US dollar and the corresponding effect on shareholders' equity after BT64

Retained Earnings

Totaled Ch$81,452 million loss in 2005 versus a loss of Ch$93,580 million in 2004. This decrease is a result of the $12,141 million of net income recorded during the second half 2004 and the first half 2005.

For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(Second Quarter)
	Ch$ millions		% Change	US$ millions (1)		% Change
	2Q04	2Q05		2Q04	2Q05

Revenues	88.646	98.342	10,9%	139,3	169,8	21,9%
COGS	(74.588)	(84.523)	13,3%	(117,2)	(146,0)	24,5%
Gross Income	14.059	13.818	-1,7%	22,1	23,9	8,0%
Gross Margin	15,9%	14,1%	-	15,9%	14,1%	-
SG&A	(5.736)	(6.381)	11,2%	(9,0)	(11,0)	22,3%
% sales	6,5%	6,5%	-	6,5%	6,5%	-
Operating Income	8.323	7.437	-10,6%	13,1	12,8	-1,8%
Operating Margin	9,4%	7,6%	-	9,4%	7,6%	-
Financial Income	327	331	1,3%	0,5	0,6	11,3%
Equity in Earning (Losses) of Related Companies	(10)	111	N/A	(0,0)	0,2	N/A
Other non-Operating Income	100	126	26,0%	0,2	0,2	38,5%
Financial Expenses	(2.794)	(2.397)	-14,2%	(4,4)	(4,1)	-5,7%
Positive Goodwill Amortization	(515)	(449)	-12,8%	(0,8)	(0,8)	-4,1%
Other non-Operating Expenses	(766)	(771)	0,6%	(1,2)	(1,3)	10,6%
Price-level Restatement	(2.149)	896	N/A	(3,4)	1,5	N/A
Non-Operating Results	(5.807)	(2.152)	-62,9%	(9,1)	(3,7)	-59,3%
Income (Loss) Before Income Taxes	2.516	5.285	110,1%	4,0	9,1	130,9%
Income Tax	752	(638)	N/A	1,2	(1,1)	N/A
Minority Interest	(167)	(152)	-9,3%	(0,3)	(0,3)	-0,3%
Negative Goodwill Amortization	-	-	N/A	0,0	0,0	N/A
Net Income (Loss)	3.100	4.495	45,0%	4,9	7,8	59,3%

1 Exchange rate on June-05 2005 US$1.00 = 579
Exchange rate on June-05 2004 US$1.00 = 636,3

Exhibit 2: Consolidated Income Statement
(Six Months Ended June-05)
	Ch$ millions		% Change	US$ millions (1)		% Change
	YTD Jun 04	YTD Jun 05		YTD Jun 04	YTD Jun 05

Revenues	165.470	186.636	12,8%	260,0	322,3	24,0%
COGS	(139.334)	(160.078)	14,9%	(219,0)	(276,5)	26,3%
Gross Income	26.136	26.558	1,6%	41,1	45,9	11,7%
Gross Margin	15,8%	14,2%	-	15,8%	14,2%	-
SG&A	(11.660)	(11.695)	0,3%	(18,3)	(20,2)	10,2%
% sales	7,0%	6,3%	-	7,0%	6,3%	-
Operating Income	14.476	14.863	2,7%	22,7	25,7	12,8%
Operating Margin	8,7%	8,0%	-	8,7%	8,0%	-
Financial Income	701	526	-25,0%	1,1	0,9	-17,6%
Equity in Earning (Losses) of Related Companies	(19)	57	N/A	(0,0)	0,1	N/A
Other non-Operating Income	328	1.107	238,1%	0,5	1,9	271,6%
Financial Expenses	(5.530)	(4.615)	-16,6%	(8,7)	(8,0)	-8,3%
Positive Goodwill Amortization	(1.012)	(924)	-8,7%	(1,6)	(1,6)	0,4%
Other non-Operating Expenses	(1.415)	(1.214)	-14,2%	(2,2)	(2,1)	-5,7%
Price-level Restatement	(1.744)	932	N/A	(2,7)	1,6	N/A
Non-Operating Results	(8.691)	(4.130)	-52,5%	(13,7)	(7,1)	-47,8%
Income (Loss) Before Income Taxes	5.784	10.732	85,5%	9,1	18,5	103,9%
Income Tax	(555)	(2.119)	281,9%	(0,9)	(3,7)	319,7%
Minority Interest	(370)	(221)	-40,2%	(0,6)	(0,4)	-34,3%
Negative Goodwill Amortization	-	-	N/A	0,0	0,0	N/A
Net Income (Loss)	4.860	8.392	72,7%	7,6	14,5	89,8%

1 Exchange rate on June-05 2005 US$1.00 = 579
Exchange rate on June-05 2004 US$1.00 = 636,3

Exhibit 3: Operating Results by Business Unit in Ch$ millions
(Second Quarter)

Second Quarte 2004	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	7.190	40.179	21.530	12.120	7.627	88.646
COGS	(6.312)	(34.301)	(18.017)	(9.954)	(6.004)	(74.588)
Gross Income	878	5.878	3.513	2.166	1.623	14.058
Gross Margin	12,2%	14,6%	16,3%	17,9%	21,3%	15,9%
SG&A	(22)	(2.943)	(1.001)	(923)	(847)	(5.736)
% sales	0,3%	7,3%	4,6%	7,6%	11,1%	6,5%
Operating Income	856	2.935	2.512	1.243	776	8.322
Operating Margin	11,9%	7,3%	11,7%	10,3%	10,2%	9,4%

EBITDA	860	4.497	3.154	1.806	938	11.255
Segment Contribution
% Revenues	8,1%	45,3%	24,3%	13,7%	8,6%	91,9%
% Operating Income	10,3%	35,3%	30,2%	14,9%	9,3%	89,7%

Second Quarte 2005	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	8.571	50.260	20.455	11.632	7.424	98.342
COGS	(8.206)	(41.493)	(18.944)	(10.055)	(5.825)	(84.523)
Gross Income	365	8.767	1.511	1.577	1.599	13.819
Gross Margin	4,3%	17,4%	7,4%	13,6%	21,5%	14,1%
SG&A	(35)	(3.588)	(1.149)	(848)	(761)	(6.381)
% sales	0,4%	7,1%	5,6%	7,3%	10,3%	6,5%
Operating Income	330	5.179	362	729	838	7.438
Operating Margin	3,9%	10,3%	1,8%	6,3%	11,3%	7,6%

EBITDA	330	6.602	964	1.295	1.052	10.243
Segment Contribution
% Revenues	8,7%	51,1%	20,8%	11,8%	7,5%	91,3%
% Operating Income	4,4%	69,6%	4,9%	9,8%	11,3%	95,6%

Exhibit 4: Operating Results by Business Unit in Ch$ millions
(Six Months Ended June-05)

YTD Jun 04	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	13.062	73.609	41.429	22.641	14.729	165.470
COGS	(11.709)	(63.196)	(34.684)	(18.786)	(10.959)	(139.334)
Gross Income	1.353	10.413	6.745	3.855	3.770	26.136
Gross Margin	10,4%	14,1%	16,3%	17,0%	25,6%	15,8%
SG&A	(52)	(6.072)	(2.098)	(1.756)	(1.682)	(11.660)
% sales	0,4%	8,2%	5,1%	7,8%	11,4%	7,0%
Operating Income	1.301	4.341	4.647	2.099	2.088	14.476
Operating Margin	10,0%	5,9%	11,2%	9,3%	14,2%	8,7%

EBITDA	1.301	7.469	5.920	3.225	2.420	20.335
Segment Contribution
% Revenues	7,9%	44,5%	25,0%	13,7%	8,9%	92,1%
% Operating Income	9,0%	30,0%	32,1%	14,5%	14,4%	91,0%

YTD Jun 05	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	15.834	95.218	38.484	22.383	14.717	186.636
COGS	(14.896)	(79.305)	(34.620)	(19.693)	(11.564)	(160.078)
Gross Income	938	15.913	3.864	2.690	3.153	26.558
Gross Margin	5,9%	16,7%	10,0%	12,0%	21,4%	14,2%
SG&A	(53)	(6.370)	(2.219)	(1.548)	(1.505)	(11.695)
% sales	0,3%	6,7%	5,8%	6,9%	10,2%	6,3%
Operating Income	885	9.543	1.645	1.142	1.648	14.863
Operating Margin	5,6%	10,0%	4,3%	5,1%	11,2%	8,0%

EBITDA	885	12.401	2.833	2.274	2.087	20.480
Segment Contribution
% Revenues	8,5%	51,0%	20,6%	12,0%	7,9%	91,5%
% Operating Income	6,0%	64,2%	11,1%	7,7%	11,1%	94,0%

Exhibit 5: Operating Results by Business Unit and Country in Ch$ millions
(Second Quarter)

	Second Quarte 2004							Second Quarte 2005

	Chile	Peru				Interco	Copper rod	Chile	Peru				Interco	Copper rod
Volume
Tons (Thrid parties)	2.457	1.199	0	0	0	0	3.656	2.228	1.592	0	0	0	0	3.820
Tons (Intercompany)	1.435	1.836	0	0	0	(3.271)	0	1.951	1.636	0	0	0	(3.587)	0
Tons (Total)	3.892	3.035	0	0	0	(3.271)	3.656	4.179	3.228	0	0	0	(3.587)	3.820

Ch$ million
Revenues (Thrid parties)	4.822	2.368	0	0	0	0	7.190	4.699	3.872	0	0	0	0	8.571
Revenues (Intercompany)	2.786	3.689	0	0	0	(6.475)	0	4.116	2.724	0	0	0	(6.840)	0
Total revenues	7.608	6.057	0	0	0	(6.475)	7.190	8.815	6.596	0	0	0	(6.840)	8.571
COGS	(7.092)	(5.901)	0	0	0	6.681	(6.312)	(8.576)	(6.341)	0	0	0	6.711	(8.206)
Gross Income	516	156	0	0	0	206	878	239	255	0	0	0	(129)	365
Gross Margin	6,8%	2,6%					12,2%	2,7%	3,9%					4,3%
SG&A	0	(50)	0	0	0	28	(22)	0	(53)	0	0	0	18	(35)
Operating Income	516	106	0	0	0	234	856	239	202	0	0	0	(111)	330
Operating Margin	6,8%	1,8%					11,9%	2,7%	3,1%					3,9%
EBITDA	516	108	0	0	0	236	860	240	202	0	0	0	(112)	330

	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable
Volume
Tons (Thrid parties)	2.474	6.475	0	414	2.858	0	12.221	2.901	7.436	0	488	3.430	0	14.255
Tons (Intercompany)	4	669	0	0	44	(717)	0	5	185	0	69	0	(259)	0
Tons (Total)	2.478	7.144	0	414	2.902	(717)	12.221	2.906	7.621	0	557	3.430	(259)	14.255
Kms.	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Ch$ million
Revenues (Thrid parties)	8.315	19.757	0	1.196	10.911	0	40.179	10.401	25.726	0	1.376	12.757	0	50.260
Revenues (Intercompany)	315	1.842	0	25	97	(2.279)	0	355	463	0	109	0	(927)	0
Total revenues	8.630	21.599	0	1.221	11.008	(2.279)	40.179	10.756	26.189	0	1.485	12.757	(927)	50.260
COGS	(7.137)	(19.014)	0	(1.075)	(9.145)	2.070	(34.301)	(9.084)	(21.563)	0	(1.305)	(10.505)	964	(41.493)
Gross Income	1.493	2.585	0	146	1.863	(209)	5.878	1.672	4.626	0	180	2.252	37	8.767
Gross Margin	17,3%	12,0%		12,0%	16,9%		14,6%	15,5%	17,7%		12,1%	17,7%		17,4%
SG&A	(519)	(1.334)	0	(91)	(622)	(377)	(2.943)	(442)	(2.227)	0	(104)	(512)	(303)	(3.588)
Operating Income	974	1.251	0	55	1.241	(586)	2.935	1.230	2.399	0	76	1.740	(266)	5.179
Operating Margin	11,3%	5,8%		4,5%	11,3%		7,3%	11,4%	9,2%		5,1%	13,6%		10,3%
EBITDA	1.346	2.213	0	55	1.515	(632)	4.497	1.561	3.255	0	94	1.970	(278)	6.602

	Chile	Argentina	Coin	-	-	Interco	Brass Mills	Chile	Argentina	Coin	-	-	Interco	Brass Mills
Tons (Thrid parties)	6.804	534	882			0	8.220	6.885	591	273			0	7.749
Tons (Intercompany)	584	113	(17)			(680)	0	411	85	22			(518)	0
Tons (Total)	7.388	647	865			(680)	8.220	7.296	676	295			(518)	7.749

Ch$ million
Revenues (Thrid parties)	17.216	1.561	2.753			0	21.530	17.420	1.563	1.472			0	20.455
Revenues (Intercompany)	2.542	315	143			(3.000)	0	1.751	214	118			(2.083)	0
Total revenues	19.758	1.876	2.896			(3.000)	21.530	19.171	1.777	1.590			(2.083)	20.455
COGS	(16.863)	(1.578)	(2.646)			3.070	(18.017)	(18.081)	(1.579)	(1.353)			2.069	(18.944)
Gross Income	2.895	298	250			70	3.513	1.090	198	237			(14)	1.511
Gross Margin	14,7%	15,9%	8,6%				16,3%	5,7%	11,1%	14,9%				7,4%
SG&A	(560)	(158)	(200)			(83)	(1.001)	(809)	(158)	(86)			(96)	(1.149)
Operating Income	2.335	140	50			(13)	2.512	281	40	151			(110)	362
Operating Margin	11,8%	7,5%	1,7%				11,7%	1,5%	2,3%	9,5%				1,8%
EBITDA	2.842	203	178			(69)	3.154	765	99	230			(130)	964

	Chile	Argentina	-	-	-	Interco	Flexible Packaging	Chile	Argentina	-	-	-	Interco	Flexible Packaging
Tons (Thrid parties)	2.976	1.210				0	4.186	2.554	1.298				0	3.852
Tons (Intercompany)	0	0				0	0	0	0				0	0
Tons (Total)	2.976	1.210				0	4.186	2.554	1.298				0	3.852

Ch$ million
Revenues (Thrid parties)	8.534	3.587				(1)	12.120	7.900	3.733				(1)	11.632
Revenues (Intercompany)	0	0				0	0	0	0				0	0
Total revenues	8.534	3.587				(1)	12.120	7.900	3.733				(1)	11.632
COGS	(6.920)	(3.034)				0	(9.954)	(6.883)	(3.172)				0	(10.055)
Gross Income	1.614	553				(1)	2.166	1.017	561				(1)	1.577
Gross Margin	18,9%	15,4%					17,9%	12,9%	15,0%					13,6%
SG&A	(642)	(191)				(90)	(923)	(554)	(244)				(50)	(848)
Operating Income	972	362				(91)	1.243	463	317				(51)	729
Operating Margin	11,4%	10,1%					10,3%	5,9%	8,5%					6,3%
EBITDA	1.283	612				(89)	1.806	831	516				(52)	1.295

							Aluminum Profiles							Aluminum Profiles
Tons (Thrid parties)							2.748							2.828
Tons (Intercompany)							0							0
Tons (Total)							2.748							2.828

Ch$ million
Revenues (Thrid parties)							7.627							7.424
Revenues (Intercompany)							0							0
Total revenues							7.627							7.424
COGS							(6.004)							(5.825)
Gross Income							1.623							1.599
Gross Margin							21,3%							21,5%
SG&A							(847)							(761)
Operating Income							776							838
Operating Margin							10,2%							11,3%
EBITDA							938							1.052

Exhibit 6: Operating Results by Business Unit and Country in Ch$ millions
(Six Months Ended June-05)

	Year to Date 2004							Year to Date 2005

	Chile	Peru				Interco	Copper rod	Chile	Peru				Interco	Copper rod
Volume
Tons (Thrid parties)	4.619	2.497	0	0	0	0	7.116	4.265	3.055	0	0	0	0	7.320
Tons (Intercompany)	2.877	3.676	0	0	0	(6.553)	0	2.971	3.477	0	0	0	(6.448)	0
Tons (Total)	7.496	6.173	0	0	0	(6.553)	7.116	7.236	6.532	0	0	0	(6.448)	7.320

Ch$ million
Revenues (Thrid parties)	8.387	4.675	0	0	0	0	13.062	8.922	6.912	0	0	0	0	15.834
Revenues (Intercompany)	5.381	7.177	0	0	0	(12.558)	0	6.220	6.638	0	0	0	(12.858)	0
Total revenues	13.768	11.852	0	0	0	(12.558)	13.062	15.142	13.550	0	0	0	(12.858)	15.834
COGS	(12.772)	(11.184)	0	0	0	12.247	(11.709)	(14.625)	(12.961)	0	0	0	12.690	(14.896)
Gross Income	996	668	0	0	0	(311)	1.353	517	589	0	0	0	(168)	938
Gross Margin	7,2%	5,6%			####		10,4%	3,4%	4,3%			#####		5,9%
SG&A	0	(111)	0	0	0	59	(52)	0	(104)	0	0	0	51	(53)
Operating Income	996	557	0	0	0	(252)	1.301	517	485	0	0	0	(117)	885
Operating Margin	7,2%	4,7%			####		10,0%	3,4%	3,6%			#####		5,6%
EBITDA	996	559	0	0	0	(254)	1.301	518	486	0	0	0	(119)	885

	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	Wire and Cable
Volume
Tons (Thrid parties)	4.681	13.065	0	944	5.456	0	24.146	5.619	14.072	0	977	6.442	0	27.110
Tons (Intercompany)	37	1.089	0	0	131	(1.257)	0	21	780	0	202	0	(1.003)	0
Tons (Total)	4.718	14.154	0	944	5.587	(1.257)	24.146	5.640	14.852	0	1.179	6.442	(1.003)	27.110
Kms.	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Ch$ million
Revenues (Thrid parties)	14.463	37.400	0	2.329	19.417	0	73.609	19.556	48.599	0	2.782	24.281	0	95.218
Revenues (Intercompany)	730	2.881	0	27	269	(3.907)	0	690	2.118	0	329	4	(3.141)	0
Total revenues	15.193	40.281	0	2.356	19.686	(3.907)	73.609	20.246	50.717	0	3.111	24.285	(3.141)	95.218
COGS	(13.155)	(35.082)	0	(2.077)	(16.455)	3.573	(63.196)	(17.419)	(42.146)	0	(2.730)	(20.093)	3.083	(79.305)
Gross Income	2.038	5.199	0	279	3.231	(334)	10.413	2.827	8.571	0	381	4.192	(58)	15.913
Gross Margin	13,4%	12,9%		11,8%	16,4%		14,1%	14,0%	16,9%		12,2%	17,3%		16,7%
SG&A	(1.243)	(2.874)	0	(168)	(1.141)	(646)	(6.072)	(927)	(3.679)	0	(208)	(1.054)	(502)	(6.370)
Operating Income	795	2.325	0	111	2.090	(980)	4.341	1.900	4.892	0	173	3.138	(560)	9.543
Operating Margin	5,2%	5,8%		4,7%	10,6%		5,9%	9,4%	9,6%		5,6%	12,9%		10,0%
EBITDA	1.575	4.212	0	111	2.621	(1.050)	7.469	2.579	6.622	0	191	3.619	(610)	12.401

	Chile	Argentina	Coin	-	-	Interco	Brass Mills	Chile	Argentina	Coin	-	-	Interco	Brass Mills
Tons (Thrid parties)	13.402	1.224	1.436			0	16.062	12.614	1.321	524			0	14.459
Tons (Intercompany)	1.170	150	31			(1.351)	0	1.064	189	66			(1.319)	0
Tons (Total)	14.572	1.374	1.467			(1.351)	16.062	13.678	1.510	590			(1.319)	14.459

Ch$ million
Revenues (Thrid parties)	34.111	3.195	4.123			0	41.429	32.539	3.517	2.428			0	38.484
Revenues (Intercompany)	4.434	406	393			(5.233)	0	4.270	488	270			(5.028)	0
Total revenues	38.545	3.601	4.516			(5.233)	41.429	36.809	4.005	2.698			(5.028)	38.484
COGS	(32.483)	(2.993)	(4.315)			5.107	(34.684)	(33.845)	(3.540)	(2.305)			5.070	(34.620)
Gross Income	6.062	608	201			(126)	6.745	2.964	465	393			42	3.864
Gross Margin	15,7%	16,9%	4,5%				16,3%	8,1%	11,6%	14,6%				10,0%
SG&A	(1.333)	(308)	(312)			(145)	(2.098)	(1.571)	(335)	(163)			(150)	(2.219)
Operating Income	4.729	300	(111)			(271)	4.647	1.393	130	230			(108)	1.645
Operating Margin	12,3%	8,3%	-2,5%				11,2%	3,8%	3,2%	8,5%				4,3%
EBITDA	5.754	406	149			(389)	5.920	2.371	251	378			(167)	2.833

	Chile	Argentina	-	-	-	Interco	Flexible Packaging	Chile	Argentina	-	-	-	Interco	Flexible Packaging
Tons (Thrid parties)	5.616	2.165				0	7.781	5.096	2.274				0	7.370
Tons (Intercompany)	0	0				0	0	0	0				0	0
Tons (Total)	5.616	2.165				0	7.781	5.096	2.274				0	7.370

Ch$ million
Revenues (Thrid parties)	16.319	6.322				0	22.641	15.657	6.727				(1)	22.383
Revenues (Intercompany)	0	0				0	0	0	0				0	0
Total revenues	16.319	6.322				0	22.641	15.657	6.727				(1)	22.383
COGS	(13.406)	(5.379)				(1)	(18.786)	(13.752)	(5.941)				0	(19.693)
Gross Income	2.913	943				(1)	3.855	1.905	786				(1)	2.690
Gross Margin	17,9%	14,9%					17,0%	12,2%	11,7%					12,0%
SG&A	(1.204)	(378)				(174)	(1.756)	(1.031)	(432)				(85)	(1.548)
Operating Income	1.709	565				(175)	2.099	874	354				(86)	1.142
Operating Margin	10,5%	8,9%					9,3%	5,6%	5,3%					5,1%
EBITDA	2.337	1.060				(172)	3.225	1.591	768				(85)	2.274

							Aluminum Profiles							Aluminum Profiles
Tons (Thrid parties)							5.391							5.532
Tons (Intercompany)							0							0
Tons (Total)							5.391							5.532

Ch$ million
Revenues (Thrid parties)							14.729							14.717
Revenues (Intercompany)							0							0
Total revenues							14.729							14.717
COGS							(10.959)							(11.564)
Gross Income							3.770							3.153
Gross Margin							25,6%							21,4%
SG&A							(1.682)							(1.505)
Operating Income							2.088							1.648
Operating Margin							14,2%							11,2%
EBITDA							2.420							2.087

Exhibit 7: Consolidated Balance Sheet
	Ch$ millions		US$ millions (1)
	YTD Jun 04	YTD Jun 05	YTD Jun 04	YTD Jun 05
ASSETS
Cash	3.175	3.964	5,0	6,8
Time deposits and marketable securities	1.546	180	2,4	0,3
Accounts receivable	61.318	67.890	96,4	117,3
Accounts receivable from related companies	1.006	3.401	1,6	5,9
Inventories	64.367	76.966	101,2	132,9
Recoverable taxes	5.770	4.784	9,1	8,3
Prepaid expenses and other current assets	10.870	12.582	17,1	21,7
Total current assets	148.052	169.767	232,7	293,2

Property, plant and equipment (net)	169.525	156.126	266,4	269,6

Investments	9.501	8.646	14,9	14,9
Goodwill (net)	26.306	21.636	41,3	37,4
Long-term receivables	1.025	461	1,6	0,8
Other	10.630	9.761	16,7	16,9
Total other assets	47.463	40.505	74,6	70,0

Total assets	365.040	366.398	573,7	632,8

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term bank borrowings	22.050	28.385	34,7	49,0
Current portion of long-term bank and other debt	6.824	3.594	10,7	6,2
Current portion of bonds payable	3.598	4.043	5,7	7,0
Current portion of long-term liabilities	968	502	1,5	0,9
Dividends payable	32	3	0,1	0,0
Accounts payable	11.569	19.992	18,2	34,5
Notes payable	8.767	10.047	13,8	17,4
Other payables	860	631	1,4	1,1
Notes and accounts payable to related companies	550	635	0,9	1,1
Accrued expenses	8.107	6.582	12,7	11,4
Withholdings payable	1.556	2.168	2,4	3,7
Deferred income	112	358	0,2	0,6
Income taxes	0	0	0,0	0,0
Other current liabilities	638	1.335	1,0	2,3
Total current liabilities	65.631	78.275	103,1	135,2

Long-term bank and other debt	88.078	76.548	138,4	132,2
Bonds payable	29.820	25.609	46,9	44,2
Accrued expenses	4.306	3.440	6,8	5,9
Total long-term liabilities	122.204	105.598	192,1	182,4

Minority interest	10.994	10.558	17,3	18,2

Common stock ( 4,120,088,408 shares authorized
and outstanding, without nominal (par value)	194.587	200.478	305,8	346,2
Share premium	34.583	38.843	54,3	67,1
Reserves	30.621	14.099	48,1	24,4
Retained earnings	(93.580)	(81.452)	(147,1)	(140,7)
Total shareholders' equity	166.210	171.968	261,2	297,0

Total liabilities and shareholders' equity	365.040	366.398	573,7	632,8

1 Exchange rate on June-05 2005 US$1.00 = 579
Exchange rate on June-05 2004 US$1.00 = 636,3

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Jun 04	YTD Jun 05	YTD Jun 04	YTD Jun 05

Cash received from customers	176.473	214.496	277,3	370,5
Financial income received	724	384	1,1	0,7
Dividends and other distributions	31	-	0,0	-
Other incomes	1.862	110	2,9	0,2
Payments to suppliers and employees	(173.947)	(201.251)	(273,4)	(347,6)
Interests paid	(5.386)	(6.610)	(8,5)	(11,4)
Income taxes paid	(444)	(1.690)	(0,7)	(2,9)
Other expenses	(331)	(76)	(0,5)	(0,1)
Added Value Tax and others	(6.159)	(3.060)	(9,7)	(5,3)
Net cash flow from operating activities	(7.176)	2.303	(11,3)	4,0

Sale of Property, Plant and Equipment	1.002	22	1,6	0,0
Sale of permanent investments	124	128	0,2	0,2
Sale of other investments	28.827	-	45,3	-
Other proceeds from investments	26	965	0,0	1,7
Acquisition of fixed assets	(2.285)	(7.334)	(3,6)	(12,7)
Permanent investments	(4)	-	(0,0)	-
Other disbursements	(3)	(1.196)	(0,0)	(2,1)
Net cash flow used in investing activities	27.689	(7.414)	43,5	(12,8)

Issuance of shares	-	-	-	-
Loans obtained	22.138	22.028	34,8	38,0
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(70)	(182)	(0,1)	(0,3)
Repayments of bank borrowings	(16.286)	(19.910)	(25,6)	(34,4)
Repayments of bonds	(25.734)	(1.906)	(40,4)	(3,3)
Payment of expenses related to shares issuance	-	-	-	-
Others	-	(493)	-	(0,9)
Net cash flow provided by financing activities	(19.952)	(463)	(31,4)	(0,8)

Net cash flow for the period	561	(5.574)	0,9	(9,6)

Effect of price-level restatements on cash and cash equivalents	56	119	0,1	0,2

Net increase in cash and cash equivalents	617	(5.455)	1,0	(9,4)

Cash and cash equivalents at the beginning of year	5.612	13.000	8,8	22,5

Cash and cash equivalents at end of the period	6.229	7.545	9,8	13,0

_____________________
1 Exchange rate on June-05 2005 US$1.00 = 579
Exchange rate on June-05 2004 US$1.00 = 636,3